Exhibit 1 Buenos Aires, February 27, 2013

Mr. President
Comision Nacional de Valores
Mr. Alejandro Vanoli
S           /           D.

Re: Relevant Fact (Hecho Relevante). Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) announces its acceptance of an offer to transfer assets.

Dear Sirs:

I hereby inform the Comisión Nacional de Valores in my capacity as Officer in charge of Market Relations of Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”), that the Board of Directors, in its meeting held on February 27, 2013, unanimously accepted the Offer Letter (Carta Oferta), dated February 26, 2013,  sent by Servicios Eléctricos Norte BA S.L. (the “Purchaser”), pursuant to which the Purchaser made an offer to EDENOR to acquire 100% of the share interest and voting rights of AESEBA S.A. (“AESEBA”), holder of 90% of the share interest and voting rights of Empresa Distribuidora de Energía Norte S.A. (“EDEN”).

The price offered by the Purchaser will be paid by delivering debt securities of EDENOR in an amount equivalent to, as of the date hereof, the sum of U.S. $80 million. Such delivery will be guaranteed by the Purchaser’s contribution to a trust of 300 million Argentine pesos in sovereign debt securities of Argentina. Additionally, on the date hereof, the Purchaser has deposited U.S. $ 3 million in an account of Edenor as guarantee of the fulfillment of the Purchaser’s obligations.

Yours sincerely,

Victor A. Ruiz Officer in charge of Market Relations